Filed Pursuant To Rule 433

Registration No. 333-203585

December 2, 2015

Pioneer Of Gold ETF: Rate Hike Nothing To Fear

By Aparna Narayanan

December 1, 2015

For gold ETF investors, the bark may be worse than the bite. Rising interest rates have not historically had the adverse impact on the precious metal that most people are expecting, according to a pioneer behind the largest ETF backed by physical gold.

In fact, the dollar tends to actually weaken when rates are rising, says George Milling-Stanley, head of gold investment strategy at State Street Global Advisors, the firm behind SPDR ETFs.

“Gold tends to recover and strengthen in the reality of higher rates,” he told IBD in a phone call.

Milling-Stanley was a key member of the small team that pioneered and launched SPDR Gold Shares (ARCA:GLD) — the $22.35 billion benchmark gold ETF — in 2004.

He helped to develop the creation and redemption structures that allow gold-backed exchange traded funds to function.

Gold hit a near six-year low in November. GLD posted its biggest monthly drop since 2013, melting 6.75%.

Higher odds of an interest-rate hike in December are weighing on the precious metal, which bears no yield, while boosting the greenback.

However, Milling-Stanley was encouraged to see gold prices dip below $1,060 Nov. 27 without breaking down further. Gold traders consider $1,050 level a key support level.

“It’s bounced from there to 1,070 today,” Milling-Stanley said.

And the outlook for gold is brighter “now that the hot money has left us,” he added, referring to speculative investors.

Expectations of a liftoff for the fed funds rate — the interest that banks charge each other — has put pressure on bullion this year.

An extraordinarily strong dollar, the absence of inflation and the “continued excellent performance of equities” also posed headwinds, Milling-Stanley said.

He thinks the Fed should hold off on raising rates. He’s not convinced that the two conditions policymakers consider necessary for such a policy move are in place.

Jobless figures show some improvement, but there’s been no significant increase in inflation, he said.

Still, Milling-Stanley wants to see the elusive rate hike eventually — “simply because I think it will be good for gold,” he said.

GLD rose a fraction on the stock market today.

It gave up 10% over the first 11 months of 2015.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.